EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges and preferred stock dividends)

	Nine months ended June 30,		Year ended September 30,
	2012	2011	2011	2010	2009	2008	2007
Earnings:
Pre-tax income excluding noncontrolling interests	347,218	335,418	461,247	361,908	248,774	386,854	392,224
Fixed charges	80,937	62,994	84,557	81,250	75,369	409,300	514,543
Less: preferred stock dividends	—	—	—	—	—	—	—

Earnings	428,155	398,412	$545,804	$443,158	$324,143	$796,154	$906,767

Fixed charges:
Interest expense	62,840	48,710	$65,351	$62,564	$56,921	$392,229	$499,664
Estimated interest portion within rental expense	17,427	13,978	18,727	18,399	18,416	17,071	14,879
Amortization of debt issuance cost	670	306	479	287	32	—	—
Preferred stock dividends	—	—	—	—	—	—	—

Total fixed charges	80,937	62,994	$84,557	$81,250	$75,369	$409,300	$514,543

Ratio of earnings to fixed charges and preferred stock dividends	5.29	6.32	6.45	5.45	4.30	1.95	1.76

We calculated our ratio of earnings to fixed charges and preferred stock dividends by adding pre-tax income excluding noncontrolling interests, plus fixed charges minus preferred stock dividends and dividing that sum by our fixed charges. Our fixed charges for this ratio consist of interest expense, the portion of our rental expense deemed to represent interest (calculated as one third of rental expense), amortization of debt issuance costs and preferred stock dividends.

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